October 21, 2005

By Facsimile (626) 585-5929 and U.S. Mail

Christopher K. Davis
Millenium Management, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, California 91101

RE:	Secured Investment Resources Fund, L.P. II
	Schedules TO-I and 14D-9 filed by Millenium Management, LLC
		on October 13, 2005
      File No. 005-80677

Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Cover page
1. Please clarify the fourth sentence of the first full paragraph on the cover page. Currently, it may be confusing due to the use of the words "...or and..."
2. We note in section 6 of the Details of the Offer, that the offer price is subject to a reduction equal to any distribution made by the partnership prior to the expiration date of the offer. Please revise your cover page and summary to state this possible offer price adjustment.

Summary of the offer, page 1
3. We note your statement, at the end of page 2, that some of the terms and the conditions to the offer are not summarized in this section. Please revise to include a summary term sheet that complies with the requirements of Item 1001 of Regulation M-A.

Certain information concerning the partnership, page 8
4. Revise your disclosure to reflect the new address of the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

Determination of offer price, page 9
5. In the paragraph captioned "Purchaser`s estimate of property values," please explain the disclosure regarding the deduction of assumed recurring replacements of $400. Is this a deduction per unit in each property? Is it a reduction in the net operating income per square foot? Also, reconcile this disclosure with the statement in the same paragraph that purchaser "deducted 5% of pro forma NOI for assumed replacements."

Certain information concerning the purchaser, page 14
6. Please revise to explain your use of the word "unrepaid" in the fifth full paragraph in this section.

Effects of the offer, page 16
7. We note that the partnership agreement prohibits the transfer of units if the transfer would result in 50% or more of then units being transferred in a 12-month period. We also note that your previous tender offer in April 2005 resulted in your acquisition of approximately 27.8% of the units. If your current offer is fully accepted, the partnership will have effected the transfer of approximately 48% of the units in less than 12 months, in addition to any other unit transfers that occurred during this period. Please tell us, with a view toward revised disclosure, what steps you would take if you are unable to accept tendered units as a result of this transfer limitation.
8. In the paragraph captioned "Influence over Future Voting Decisions," disclose the total percentage of units you and your affiliates would hold if the offer was fully successful.





Part II

Item 2.  Properties
9. Please expand the discussion of the Sunwood Village Apartments, the Oak Terrace Retirement Apartments and Bayberry Crossing Shopping
Center to provide disclosure that is similar to that required by
Item
14 and 15 of Form S-11.  See Section III.B.1 of Release No. 34-
43069
for guidance. For example, it does not appear that your disclosure includes the occupancy rate of the Sunwood Village Apartments or the average effective annual rental per square foot for each of the last five years for any of the properties.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from Millenium Management acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pamela Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions

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Christopher K. Davis
Millenium Management, LLC
October 21, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE